Delwinds Insurance Acquisition Corp.

One City Centre

1021 Main Street, Suite 1960

Houston, Texas 77002

August 25, 2022

VIA EDGAR

Division of Corporation Finance

Office of Finance
100 F Street N.E.

Washington, D.C. 20549

Re:	Delwinds Insurance Acquisition Corp.
Amendment No. 5 to Registration Statement on Form S-4
Filed August 25, 2022
File No. 333-264216

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Delwinds Insurance Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Friday, August 26, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew Poole
Andrew Poole
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP